UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 16, 2026

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 W. San Carlos St.

San Jose, CA 95110

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Adoption of Stock Incentive Plan

On September 16, 2026, Epilog Imaging Systems, Inc. (the “Company”) adopted the Epilog Imaging Systems, Inc. Stock Incentive Plan (the “Plan”), which became effective on that date.

The Plan authorizes the Company to grant equity and equity-based awards to persons, who at the time of the grant, are an officer or employee of the Company, a member of the Board of Directors, or have provided bona fide services to the Company as a consultant or advisor. Pursuant to the Plan, equity and equity-based awards may include incentive stock options, nonqualified stock options, share appreciation rights, and restricted stock awards or other types of stock issuances.

The maximum number of shares of the Company’s non-voting common stock, par value $0.0001 per share, that may be delivered pursuant to awards granted under the Plan is 14,000,000 shares.

The Plan was adopted by the Company’s Board of Directors on September 4, 2026, subject to stockholder approval, and was approved by the holders of the requisite number of shares of the Company’s capital stock on September 16, 2026.

Unless earlier terminated by the Company’s Board of Directors, the Plan will terminate on the tenth anniversary of its adoption. After the termination of the Plan, no further awards may be granted under the Plan, but any awards granted pursuant to the Plan will remain outstanding.

A copy of the Plan is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description of Exhibit
6.1	Epilog Imaging Systems, Inc. Stock Incentive Plan

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By Michael Mojaver
Chief Executive Officer
Date: September 18, 2026

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